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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                          ALL-COMM MEDIA CORPORATION
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   016627101
                                 (CUSIP Number)

                              Israel A. Englander
                       111 Broadway, New York, NY 10006
                                 212-376-7158
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 13, 1996
      ------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    Schedule 13D

CUSIP No.  016627101                  13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Israel A. Englander

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                  7.       SOLE VOTING POWER
                                    N/A

                  8.       SHARED VOTING POWER
                                    N/A

                  9.       SOLE DISPOSITIVE POWER
                                    180,000

                 10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    180,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.35%

14.      TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value per share (the "Common Stock"), of All-Comm Media Corporation (the "Company"). The address of the principal executive office of the Company is 400 Corporate Pointe, Suite 780, Culver City, California 90230.

Item 2.  Identity and Background

         (a)  This statement is filed on behalf of Mr. Israel A. Englander.

         (b) The business address for Mr. Englander is 111 Broadway, 20th Floor, New York, NY 10006.

         (c) Mr. Englander's principal occupation is financial investments which he conducts at the address above.

         (d) During the last five years, Mr. Englander has not been convicted in a criminal proceeding.

         (e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Mr. Englander is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from personal capital.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. Reporting person has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Englander holds shares of Preferred Stock (as hereinafter defined) convertible into 80,000 shares of Common Stock and Warrants (as hereinafter defined) to purchase an additional 100,000 shares of Common Stock. The number of shares of Common Stock issuable upon conversion of the Preferred Stock assumes that the Conversion Price (as defined below) as of the date of this filing is $1.25. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Common Stock which may


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affect the Conversion Price. Assuming that all Preferred Stock and Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 3,186,734 prior to such conversion and exercise, the number of shares owned by Mr. Englander would represent approximately 5.35% of the total outstanding.

         (c) Pursuant to a private placement, on June 13, 1996, Mr. Englander purchased from the Company 2 units ("Units") at $50,000 per Unit. Each Unit consists of 100 shares of Series B Convertible Preferred Stock ("Preferred Stock") having a redemption value of $50,000 per share and warrants ("Warrants") to purchase 50,000 shares of Common Stock at $2.50 per share for a period of three years, or, if earlier, a period which shall expire when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $8.00 for 20 consecutive trading days. The Preferred Stock will at the option of the holder be convertible into shares of Common Stock at the lesser of $1.25 per share or 80% of the average closing sales price of the Common Stock as quoted on the Nasdaq during the last five trading days prior to conversion (the "Conversion Price").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

                           None.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 24, 1996




                                      /s/ Israel A. Englander
                                      -------------------------------------
                                      Israel A. Englander